UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Destination XL Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25065K104

(CUSIP Number)

April 22, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: The Reporting Person was initially eligible to report its beneficial ownership on Schedule 13G and made filings pursuant thereto. On September 11, 2018, the Reporting Person filed Amendment No. 12 on Schedule 13D/A to report, among other things, his interest in joining the Board of Directors of the Issuer. On September 17, 2018, the Reporting Person filed Amendment No. 13 on Schedule 13D/A to amend and supplement certain information in Amendment No. 12. This Amendment No. 14 to Schedule 13G/A is being filed to disclose that the Reporting Person has advised the Issuer that he has withdrawn his interest in serving on the Board of Directors of the Issuer. Annexed hereto as an exhibit is a letter sent by the Reporting Person to the Board of Directors of the Issuer, dated April 22, 2019, to such effect. The Reporting Person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to § 240.13d-3(b), other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 25065K104

1	Names of Reporting Persons Glenn J. Krevlin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,104,751 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,104,751 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,104,751 (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.29% (See Item 4)
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Destination XL Group, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

555 Turnpike Street, Canton, Massachusetts 02021

Item 2(a).	Name of Person Filing:

Glenn J. Krevlin

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Fifth Avenue, 11th Floor

New York, NY 10020

Item 2(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

25065K104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by 49,522,233, the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 22, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 22, 2019

/s/ GLENN J. KREVLIN
Name: Glenn J. Krevlin

EXHIBIT INDEX

Exhibit 99.1	Letter dated April 22, 2019 from the Reporting Person to the Board of Directors of the Issuer